4119

06006437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OM

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52741 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TICHE CAPITAL STRATEGIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 GRANT STREET, SUITE 421
(No. and Street)

PITTSBURGH (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FABIAN O'CONNOR CPA (412) 231-6422 (AUDITOR)
BRADLEY D. TICHE (412) 261-4500 (PRINCIPAL)
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMALL, O'CONNOR & PAGANO, CPA'S
(Name – *if individual, state last, first, middle name*)

800 VINIAL STREET, SUITE 412 (Address) PITTSBURGH (City) PA (State) 15212 (Zip Code)

PROCESSED
JUN 2 1 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 3 2006
WASH. D.C.
160

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/20/06

# OATH OR AFFIRMATION

I, FABIAN O'CONNOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TICHE CAPITAL STRATEGIES, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA )
)SS:
COUNTY OF ALLEGHENY )

Fabian O'Connor
Signature

CPA
Title

Mary E. Len
Notary Public

Sworn to and subscribed to before THIS 31st day of ~~March, 2006~~ March, 2006.

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Mary E. Len, Notary Public
Emsworth Boro, Allegheny County
My Commission Expires Dec. 3, 2008
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Tiche Capital Strategies, LLC
# Pittsburgh, Pennsylvania
# Financial Statements and
# Independent Auditors' Report

December 31, 2005 and 2004

**Tiche Capital Strategies, LLC**

Table of Contents

Small, O'Connor & Pagano

Certified Public Accountants & Consultants

800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

# Independent Auditors' Report

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Tiche Capital Strategies, LLC as of December 31, 2005 and 2004 and the related statements of income, changes in member's equity, and cash flows for the years then ended required to be filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tiche Capital Strategies, LLC as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Small, O'Connor & Pagano

Pittsburgh, Pennsylvania
March 28, 2006

## Tiche Capital Strategies, LLC

Statements of Financial Condition
December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| **Assets:** | | |
| Cash - Operating | $ 8,009 | $ - |
| Cash - Reserve | 265 | 9,792 |
| Commissions Receivable | - | 31,166 |
| Accounts Receivable - Other | 187 | - |
| Prepaid Expenses | - | 189 |
| Organization Costs, Net of Amorization | 11,153 | 12,327 |
| **Total Assets** | $ 19,614 | $ 53,474 |
| **Liabilities** | | |
| Cash Overdraft - Operating | $ - | $ 447 |
| Accounts Payable | 1,005 | 11,542 |
| Accrued Expenses | 5,000 | - |
| Other Current Liabilities | 642 | 786 |
| **Total Liabilities** | 6,647 | 12,775 |
| **Member's Equity** | | |
| Retained (Deficit) | (26,123) | (9,565) |
| Contributed Capital | 39,090 | 50,264 |
| **Total Member's Equity** | 12,967 | 40,699 |
| **Total Liabilities and Member's Equity** | $ 19,614 | $ 53,474 |

The accompanying notes are an integral part of these financial statements.

## Tiche Capital Strategies, LLC

Statements of Income
December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| **Income:** | | |
| Gross Commissions/Other Income | $ 2,024 | $ 250,111 |
| **Total Income** | 2,024 | 250,111 |
| **Expenses:** | | |
| Accounting Fees | 7,748 | 7,727 |
| Amortization | 1,174 | 1,174 |
| Bank Service Charge | 167 | 280 |
| Clearing Costs | - | 19,431 |
| Commissions | - | 80,118 |
| Dues and Subscriptions | 916 | 4,155 |
| Extension and Cancellation Costs | - | 400 |
| Filing Fees | 1,224 | 11,742 |
| Insurance | 371 | 8,124 |
| Interest | 2,782 | - |
| Legal Fees | 3,218 | 5,405 |
| Licenses and Permits | 290 | 819 |
| Miscellaneous Expense | 509 | 10,596 |
| Payroll Processing Fees | 105 | 919 |
| Payroll Taxes | 200 | 7,436 |
| Postage and Delivery | 70 | - |
| Rent (Note 5) | - | 46,671 |
| State Registration Fees | - | (1,075) |
| Telephone and Internet Expenses | - | 9,990 |
| Trading Expense | (192) | 19,424 |
| **Total Expenses** | 18,582 | 233,335 |
| **Net Profit (Loss) for Year** | $ (16,558) | $ 16,776 |

The accompanying notes are an integral part of these financial statements.

**Tiche Capital Strategies, LLC**

Statements of Changes in Member's Equity
December 31, 2005 and 2004

| | Contributed Capital | Retained (Deficit) | Total 2005 | Total 2004 |
|---|---|---|---|---|
| Balances at Beginning of Year | $ 50,265 | $ (9,565) | $ 40,700 | $ 34,923 |
| Net Profit (Loss) for the Year | - | (16,558) | (16,558) | 16,776 |
| Member's Equity Withdrawal | (21,000) | - | (21,000) | (11,000) |
| Member's Equity Contribution | 9,825 | - | 9,825 | - |
| Balances at End of Year | $ 39,090 | $ (26,123) | $ 12,967 | $ 40,699 |

The accompanying notes are an integral part of these financial statements.

## Tiche Capital Strategies, LLC

Statements of Cash Flows
December 31, 2005 and 2004

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | | |
| Net Profit (Loss) for Year | $ | (16,558) | $ | 16,776 |
| Adjustments to Reconcile Changes in Net Profits (Loss) to Net Cash (Used in) Operating Activities: | | | | |
| Amortization | | 1,174 | | 1,174 |
| (Increase) Decrease in Accounts Receivable | | 30,979 | | (8,570) |
| (Increase) Decrease in Other Assets | | 9,716 | | 3,463 |
| Increase (Decrease) in Current Liabilities | | (5,680) | | (7,886) |
| Net Cash Provided by Operating Activities | | 19,631 | | 4,958 |
| **Cash Flows from Financing Activities:** | | | | |
| Capital Contributed/(Withdrawn) | | (11,175) | | (11,000) |
| Net Cash (Used in) Operating Activities | | (11,175) | | (11,000) |
| Net (Decrease) in Cash | | 8,456 | | (6,042) |
| **Cash at Beginning of Year** | | (447) | | 5,595 |
| **Cash at End of Year** | $ | 8,009 | $ | (447) |
| Supplemental Disclosures of Cash Flow Information: | | | | |
| Cash Paid During the Year for: | | | | |
| Interest Paid | $ | 2,782 | $ | - |
| Income Taxes | | - | | - |

The accompanying notes are an integral part of these financial statements.

## 1. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements of Tiche Capital Strategies, LLC.

Tiche Capital Strategies, LLC, operates in Pittsburgh, Pennsylvania and is a broker/dealer registered with Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). Through November 2004, the company provided brokerage services to a variety of customers in the continental United States. At this time, the Company notified the NASD District 9 office of its intentions to discontinue its membership as well as its intentions to terminate its SEC registration. For the year 2005, the Company did not engage in any brokerage services and continued to finalize outstanding matters relating to its activities as a broker/dealer (see Note 7).

It is the intention of the Company to continue its existence. The principals who were previously engaged in the broker/dealership are in the process of submitting applications to NASD to operate as an entity providing Private Placement services to perspective clients in the continental United States. At December 31, 2005, this application process was ongoing with NASD.

The Company is a limited liability company.

Allowance for Contingent Liability: The allowance for contingent liability is revenue not yet recognized on the sales of variable and fixed annuities. That is because there is a 20 day recession period on each sale, which allows the customer to cancel their purchase up to that point. After the recession period ends, the revenue is then recognized as income.

Securities Transaction: Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Profit and loss arising form all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Income taxes: Income taxes have not yet been provided for the 2005and 2004 tax years, because the shareholder elected to be treated as a small business corporation for income tax purposes as provided by in Section 1372(a) of the Internal Revenue Code. As such, the Company's income or loss and credits are passed to the sole member and combined with his other personal income and deductions to determine taxable income on his individual tax return.

Commissions: Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

## 2. Organization Costs

Tiche Capital Strategies, LLC, incurred organization costs in the form of attorney fees, various registrations and licenses at the inception of the Company. These costs are carried as other assets and are being amortized ratably over 15 years.

## 3. Uses of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## 4. Concentrations of Credit Risk

The company is engaged in various trading and brokerage activities involving primarily the equity markets. The company could be exposed to risk due to potential volatility of these markets.

## 5. Commitments

Effective December 31, 2003, the company entered into a lease agreement as a subtenant with Tiche and Associates, an affiliated company, for rental space on a month to month basis at the base amount of $4,826. On April 1, 2004 the above referenced agreement was terminated, in favor of a lease as subtenant, in the amount of $3,926 per month. The lease was restated on November 1, 2004 as a month to month lease agreement for $2,356 per month. Due to the company's discontinuance as a broker/dealer for the year 2005, the Company verbally terminated its month to month lease with Tiche and Associates effective January 1, 2005. Rental expense for 2005 and 2004 was $0 and $46,671, respectively.

## 6. Party Related Transactions

The Company incurred direct expenses with Tiche and Associates (a related party) for rent and other operating expenses. There were no expenses incurred for 2005.

## 7. Termination of Broker/Dealer Registration

As stated in Note 1 above, at the end of 2004 the company decided to discontinue its membership and terminate its registration with NASD and SEC, respectively. To this end the Company (TCS) completed the following:

- TCS made arrangements to become a branch office of First Midwest Securities, Inc. (FMSI). The registered representatives of TCS terminated their NASD licenses with TCS and transferred them to FMSI. One of the two principals of TCS transferred his NASD licenses to FMSI; the other principal retained her license.

- FMSI assumed all TCS customer accounts and mailed a negative response letter to those accountholders dated November 29, 2004, advising them of the change in broker/dealer by year-end. The firm processed paperwork to change the broker/dealer of record on all fund direct business.

- All capital and assets of TCS remained with TCS.

## 8. Arbitration and Resolution

The Company's request to NASD to terminate its broker/dealer membership and registration is in part contingent on the resolution of all NASD dispute arbitrations in place at December 31, 2004. As of the December 31, 2004, there were two related pending arbitrations in which TCS was a named respondent along with its clearing firm Emmett A. Larkin and a third party registered representative. In March 2005, these arbitrations were resolved as follows:

- Arbitration Case 04-01619 settled in the amount of $32,000 against TCS, Emmett A. Larkin and a third party registered agent.

- Arbitration Case 04-01672 settled in the amount of $25,549 against TCS, Emmett A. Larkin and a third party registered agent.

**8. Arbitration and Resolution (continued)**

As a result of the arbitration hearings, the Company, by correspondence dated March 21, 2005, informed the SEC and NASD that pursuant to Rule 17a-11 the net capital of the Company was now deficient. Subsequently, by correspondence dated March 22, 2005, the NASD informed TCS that it was not in compliance with the Net Capital Rule, SEC Rule 15c3-1. Accordingly, the Company was required by terms of the rule, to cease conducting business as a securities broker/dealer. Additional capital was later contributed by one of the principals during the year.

On June 2, 2005, NASD confirmed the suspension of operations for the Company's failure to timely pay the arbitration settlements to the complainants.

TCS reached an agreement with the complainants in both cases for an overall settlement in the amount of $20,000 to be paid by TCS. This amount was paid on August 26, 2005, by one of the principals personally. Additionally, TCS assigned all claims, demands, and rights to recovery, that TCS and/or its principals has or may have had against the registered agent arising out of or in any way related to the subject matter of, or arbitration awards issued in, either of the cases cited above.

**9. Compliance Issues**

On January 6, 2005, the Company filed Form U-5 application, terminating one of the principal's registration with the Company, while he was President and sole owner.

On April 24, 2005, the Company filed Form U-4 attempting to reregister the aforementioned principal.

As of the date of this report, the Company has not successfully reregistered the President and sole owner. The Company has been operating since January 2005 without two registered principals as required by Rule 1021(a).

In December 2005, the NASD conducted a Routine Examination on compliance with rules and regulations. Certain deficiencies were noted. The Company now has until April 17, 2006 to respond indicating the steps it has taken or plans to take to ensure future compliance.

**10. Net Capital Requirements**

Tiche Capital Strategies, LLC is required by SEC Rule 15c3-1 to maintain net capital of an amount established and deemed appropriate by the SEC. The Company is required to maintain net capital of $5,000. The Company was in compliance with this requirement during 2004. The Company was not in compliance during 2005 and is working with the NASD to correct.

Small, O'Connor & Pagano
Certified Public Accountants & Consultants
800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

**Independent Auditors' Report
on Supplementary Information
Required by Rule 17a-5 of the
Securities and Exchange Commission**

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

Our report on our audit of the basic financial statements of Tiche Capital Strategies, LLC for the year ended December 31, 2005 appears in the Independent Auditors' Report. We conducted our audit in accordance with auditing standards generally accepted in the United States of America for the purposes of forming an opinion on the basic financial statements taken as a whole. The schedules of supplementary information are presented for purposes of additional analysis and is not required part of the basis financial statement, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Small O'Connor & Pagano

Pittsburgh, Pennsylvania
March 28, 2006

## Tiche Capital Strategies, LLC

Computation of Net Capital
December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| **Assets:** | | |
| Cash | $ 8,009 | $ (447) |
| Commissions Receivable | - | 31,166 |
| Emmett Larkin Capital Account | - | 9,627 |
| **Total Assets** | $ 8,009 | $ 40,346 |
| | | |
| **Liabilities** | | |
| Accounts Payable | $ 1,005 | $ 11,542 |
| Accrued Expenses | 5,000 | - |
| **Total Liabilities** | 6,005 | 11,542 |
| | | |
| Net Capital | $ 2,004 | $ 28,804 |
| Minimum Net Capital Requirement | 5,000 | 5,000 |
| | | |
| **Excess (Deficient) Net Capital** | $ (2,996) | $ 23,804 |

The accompanying notes are an integral part of these financial statements.

## Tiche Capital Strategies, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Tiche Capital Strategies, LLC clears all transactions with and for customers on a fully disclosed basis with clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records. Therefore, Tiche Capital Strategies, LLC, is exempt from the Reserve Requirements and the Information Relating to the Possession or Control Requirements under Rule 15c3-3.

**Tiche Capital Strategies, LLC**

Schedule of Findings and Questioned Costs
Year Ended December 31, 2005

Reconciliation between audited and un-audited Statements of Financial Condition is as follows:

| | |
|---|---|
| Net Loss Before Audit Adjustment | $ (11,557) |
| Accrued Expenses: Legal fees | (5,000) |
| Net Loss for Year per Audited Statement of Changes in Member's Equity | $ (16,557) |

**Tiche Capital Strategies, LLC**

Schedule of Findings and Questioned Costs
Year Ended December 31, 2005

None

Tiche Capital Strategies, LLC

Corrective Action Plan
Year Ended December 31, 2005

- **Deficient Net Capital**

  The Company failed to account for accrued expenses at December 31, 2005. As a result, the computation of Net Capital resulted in a cash deficiency of $2,996.

  Action

  The Company will immediately fund any capital deficiencies discovered when completing its monthly computations.

- **Registration of President and sole owner, and reinstatement of two principals as required by Rule 1021(a)**

  Action

  The Company continues to seek re-registration of the President and sole owner and is currently working with NASD to comply.

- **Routine Examination**

  The Company received a Letter of Caution from the NASD following a Routine Examination December 6, 2005 through December 7, 2005.

  Action

  The Company intends to comply fully, by correcting the issues identified by the Routine Examination, and is currently working with NASD in this regard.

Small, O'Connor & Pagano

Certified Public Accountants & Consultants

800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

# Report on Compliance and on Internal Control over Financial Reporting Based on an Audit of Financial Statements Performed in Accordance with Government Auditing Standards Generally Accepted in the United States

Board of Directors
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

We have audited the financial statements of Tiche Capital Strategies, LLC, as of and for the year ended December 31, 2004, and have issued our report thereon dated March 28, 2006. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.

## Compliance

As part of obtaining reasonable assurance about whether Tiche Capital Strategies, LLC, financial statements are free of material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts and grants, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of audit and, accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance that are required to be reported under Auditing Standards generally accepted in the United States.

## Internal Control Over Financial Reporting

In planning and performing our audit, we considered Tiche Capital Strategies, LLC, internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control component does not reduce to a relatively low level the risk that misstatements in amounts that

Internal Control Over Financial Reporting cont.

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended for the information of the Board of Directors, management and federal agencies and pass-through entities.

Small, O'Connor & Pagano
Pittsburgh, Pennsylvania
March 28, 2006